UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 13, 2026, Vertical Aerospace Ltd. (the “Company”) issued a press release announcing its financial results for the three months ended June 30, 2026, a copy of which is furnished as Exhibit 99.1 hereto.

The Company’s operating and financial review and prospects with respect to the three months ended June 30, 2026 and unaudited condensed consolidated interim financial statements for the three months ended June 30, 2026 and related notes thereto are attached as Exhibits 99.2 and 99.3, respectively, to this Report on Form 6-K.

INCORPORATION BY REFERENCE

Exhibits 99.2 and 99.3 to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-270756, File No. 333-284763, File No. 333-287207, File No. 333-292448, File No. 333-295988 and File No. 333-297060) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Vertical Aerospace Ltd. dated August 13, 2026
99.2	Operating and financial review and prospects with respect to the three months ended June 30, 2026
99.3	Unaudited condensed consolidated interim financial statements for the three months ended June 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: August 13, 2026	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer